BTHC XV, INC.

June 29, 2011

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  John Reynolds, Assistant Director

Re:	BTHC XV, Inc.
Current Report on Form 8-K/A, filed April 22, 2011
Annual Report on Form 10-K, filed April 15, 2011
File No. 0-52808

Dear Mr. Reynolds:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 18, 2011 (the “Comment Letter”), addressed to Zhang Shanjiu, the Chairman, President and Chief Executive Officer of BTHC XV, Inc. (“we”, “us”, “our”, “BTHC” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on April 22, 2011 of Amendment No. 3 to the Current Report on Form 8-K (“Amendment No. 3”) regarding the share exchange transaction we consummated on October 18, 2010 (the “Share Exchange”) with Long Fortune Valley Tourism International Limited, a Cayman Islands company (“Long Fortune”) and our filing on April 15, 2011 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

References in this response letter to the “Form 8-K,” unless the context requires otherwise, are to our Amendment No. 4 to the Current Report on Form 8-K (File No. 0-52808), which we filed with the Commission separately via EDGAR today.  References in this response letter to the “Form 10-K,” unless the context requires otherwise, are to our Amendment No. 1 to the Annual Report on Form 10-K (File No. 0-52808), which we filed with the Commission separately via EDGAR today.  In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment.  Page number references contained in the responses below are to the amended Form 8-K or amended Form 10-K, as applicable.  For the convenience of the Staff, we are enclosing in a Federal Express package four clean and marked copies of the Form 8-K and four clean and marked copies of the Form 10-K.  The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No. 3 to the Current Report on Form 8-K and the initial Form 10-K filing.  Kindly note the changes include modifications made in response to the comment letter and include certain other clarifying information.

c/o Underground Grand Canyon
Linyi City, Yishui County, Shandong Province
People’s Republic of China  276400

John Reynolds, Assistant Director
June 29, 2011

Business Overview, page 8

1. Please discuss on page eight the reason(s) for the decrease in the number of visitors to the Underground Grand Canyon.  Also, in the MD&A overview, discuss whether that trend is expected to continue in the short and/or longer term.

RESPONSE: The disclosure on pages 8 and 14 of the Form 8-K has been revised to include the following information regarding the reasons for the decrease in the number of visitors to the Underground Grand Canyon from 2009 to 2010.  Substantially similar disclosure was added on pages 5 and 11 of the Form 10-K to indicate specifically the reduction in the number of visitors from 2009 to 2010 and to include the reasons for the decrease in the number of visitors to the Underground Grand Canyon from 2009 to 2010.

“The decrease in the number of visitors from 2009 to 2010 was primarily due to a colder than average spring in China and two large, non-recurring tourist events in China, the 16th Asian Games hosted in Guangzhou and the World Exposition hosted in Shanghai, both of which events created additional competition for discretionary spending in 2010.  The Asian Games, dating back to 1951, are held every four years and only once prior to 2010 has China been the host country for the Asian Games.  The World Exposition, dating back to 1851, is a worldwide exposition held every two to three years and only once prior to 2010 has China been the host country for the World Exposition.”

The disclosure on page 53 of the Form 8-K has been revised to read as follows to include additional reasons for the decrease in the number of visitors to the Underground Grand Canyon from 2009 to 2010, as well as management’s expectations for the number of visitors in 2011.  Substantially similar disclosure has been added on page 51 of the Form 10-K.

“The number of visitors to the Underground Grand Canyon increased from 536,000 in 2008 to 749,000 in 2009, but decreased to 672,000 visitors in 2010.  In addition, the number of visitors decreased from 591,000 during the nine months ended September 30, 2009 to 571,000 during the nine months ended September 30, 2010.  The decrease in the number of visitors from 2009 to 2010 was primarily due to a colder than average spring in China and two large, non-recurring tourist events in China, the 16th Asian Games hosted in Guangzhou and the World Exposition hosted in Shanghai, both of which events created additional competition for discretionary spending in 2010.  The Asian Games, dating back to 1951, are held every four years and only once prior to 2010 has China been the host country for the Asian Games.  The World Exposition, dating back to 1851, is a worldwide exposition held every two to three years and only once prior to 2010 has China been the host country for the World Exposition.  Management views these factors as short-term in nature, but there can be no assurance that, over the long-term, China will not be a host country for the Asian Games or the World Exposition or other events that could compete for consumers’ discretionary spending or that the climate will not affect the number of visitors to the Underground Grand Canyon.  With management expecting a return to an average spring temperature in 2011 and management’s lack of awareness of international or worldwide tourist events on the scale of the Asian Games or World Exposition being hosted in China in 2011, we anticipate an increase in the number of visitors in 2011 once the busy season begins, although there can be no assurance that the number of visitors will, in fact, increase.”

John Reynolds, Assistant Director
June 29, 2011

The disclosure on page 50 of the Form 10-K has been revised to read as follows to indicate specifically the reduction in the number of visitors from 2009 to 2010.

“In addition, the number of visitors has increased from approximately 150,000 in 2004 to approximately 749,000 in 2009, which is a compounded annual growth rate of 37.9%.  In 2010, the number of visitors to the Underground Grand Canyon fell to approximately 672,000 visitors, which represents, from 2004 through 2010, a compounded annual growth rate of 28.5%.”

2. We note the disclosure added in response to comment seven of our letter dated January 28, 2011, that 50.1% of your total visitors and 36.5% of your revenues for the nine months ended September 30, 2010 were attributable to visitors.  This would appear to support the belief that the standard cooperation agreement is material to your business.  Therefore, please file this agreement as an exhibit.

RESPONSE: Our standard form of cooperation agreement has been filed as Exhibit 10.53 to the Form 8-K and the Form 10-K.

3. We note the disclosure added on page 25 regarding the advice of PRC counsel relating to Chinese approvals.  Please clarify whether you have an opinion of counsel.  If so, please file the opinion of counsel as an exhibit.

RESPONSE: The opinion issued by our PRC counsel, HighKing & Partners, in connection with the closing of the Share Exchange was filed as Exhibit 99.4 to Amendment No. 3 on April 22, 2011.  The disclosure on page 25 of the Form 8-K and page 21 of the Form 10-K has been updated to reflect that an opinion of counsel was received by Long Fortune in connection with the closing of the Share Exchange.

Risk Factors, page 26

4. We partially reissue comment eight of our letter dated January 28, 2011.  Please revise the disclosure referencing the advice of counsel to clearly discuss the opinion of counsel.

RESPONSE: The disclosure on page 39 of the Form 8-K and page 35 of the Form 10-K has been updated to reflect that an opinion of counsel was received by Long Fortune in connection with the closing of the Share Exchange.

Guarantees, page 80

5. We partially reissue comment 15 of our letter dated January 28, 2011.  Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the guarantees.  This would include both the principal amount at the end of the financial period(s), the largest aggregate principal amount and the interest rate associated with each of the guarantees shown here.  Also, clarify whether the amounts included in the table are in thousands and what these amounts represent.

RESPONSE: The disclosure on pages 80 to 82 of the Form 8-K and page 78 of the Form 10-K has been updated to include the principal amount underlying each guarantee at the end of the financial period, the largest aggregate principal amount underlying each guarantee during the financial period and the interest rate of each loan underlying each guarantee, and to clarify the column headings to the tables.

John Reynolds, Assistant Director
June 29, 2011

Potential Conflicts of Interest, page 82

6. We note the disclosure regarding the employment agreement requiring Mr. Zhang to devote substantially all of his business time to your business.  The disclosure on page 75 makes it clear that this provision has been waived.  Please revise the disclosure in this section and in the risk factor regarding conflicts of interest to remove such mitigating disclosure, since this provision is no longer applicable.

RESPONSE: The risk factor on page 32 of the Form 8-K and on page 28 of the Form 10-K has been revised to include the following to describe the scope of the waiver of the non-compete provisions of Mr. Zhang’s employment agreement.  The same disclosure was added on page 82 of the Form 8-K and on page 79 of the Form 10-K.

“Zhang Shanjiu, as our sole director, has waived the non-compete provisions of his employment agreement with respect to the businesses he owned or controlled, directly or indirectly, as of the closing date of the Share Exchange.”

7. We note your response to comment 14 of our letter dated January 28, 2011.  Please include your response in the Form 8-K regarding the statements that you have not had any preliminary agreements, discussions or negotiations with regard to any business opportunities.  In addition, given that these companies are related parties, and given the common control, if Mr. Zhang is considering your company acquiring any of these related companies, please discuss.

RESPONSE: In consideration of the Staff’s comment, the risk factor on page 33 of the Form 8-K and on page 29 of the Form 10-K has been revised to include the following information regarding business opportunities.  The same disclosure was added on page 83 of the Form 8-K and on page 80 of the Form 10-K.

“Although we are seeking to locate one or more sites as acquisition and/or management opportunities, no definitive agreements have been executed, nor have there been any preliminary agreements, discussions or negotiations, with respect to any of these opportunities and there can be no assurances that we will execute any such agreements or enter into discussions or negotiations with respect to any potential sites.”

Legal Proceedings, page 83

8. We reissue comment 16 of our letter dated January 28, 2011.  Please expand your discussion of the alleged breach of the Exclusive Service Agreement to provide the background and basis for the action.  In addition, please discuss the relief sought by Greentree.

RESPONSE: The disclosure on page 85 of the Form 8-K has been revised to read as follows to provide additional information regarding the status of our legal proceeding with Greentree Financial Group, Inc. (“Greentree”).

“On April 12, 2011, Greentree filed its opposition to BTHC’s and Long Fortune’s motion to dismiss the Amended Complaint.  On April 22, 2011, BTHC and Long Fortune filed a reply in further support of their motion to dismiss.  On May 10, 2011, prior to any decision by the Court on the motion to dismiss, Greentree filed a Notice of Settlement, notifying the Court that Greentree, BTHC and Long Fortune have reached an agreement in principle to settle the matter involving BTHC and Long Fortune.  The Settlement Agreement has been fully executed, and the parties are in the process of carrying out their respective obligations under the Settlement Agreement, but there can be no assurance that the settlement will be finalized or approved by the Court.”

The same disclosure was added on page 48 of the Form 10-K to provide additional information regarding the status of our legal proceeding with Greentree.

John Reynolds, Assistant Director
June 29, 2011

Exhibits

9. The opinion of counsel filed as Exhibit 99.4 refers to a Disclosure Schedule.  Please file the opinion in its entirety, including the Disclosure Schedule.

RESPONSE: The “Disclosure Schedule” referred to in the opinion of our PRC counsel, HighKing & Partners, which was filed as Exhibit 99.4 to the Form 8-K is defined therein as the “Disclosure Schedule to Share Exchange Agreement.”  The disclosure schedules to the Share Exchange Agreement executed in connection with the Share Exchange were filed as Exhibit 10.51 to the Form 8-K on January 3, 2011 in response to a comment of the Staff in its letter dated December 1, 2010.

10. We note the reference in footnote one to the financial statements to the trust agreements that Mr. Zhang Shanjiu entered into with a third party in the United Kingdom and also in Gibraltar.  Please clarify whether these trust agreements are still in effect.  If they are, please disclose in the business section and file as exhibits.

RESPONSE: The disclosure on page 7 of the Form 8-K and on page 4 of the Form 10-K has been revised to reflect that the trusts were dissolved following the sale of Longkong referenced therein.  In addition, the disclosure in Footnote 1 – “Organization and nature of operations – Organization” of the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008, in Footnote 1 – “Basis of presentation, organization and nature of operations – Organization” of the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 and in Footnote 1 – “Description of Business and Organization – Organization” of our financial statements as of and for the fiscal years ended December 31, 2010 and 2009 has been revised to reflect that the trusts were dissolved following the sale of Longkong referenced therein.

11. We partially reissue comment 17 of our letter dated January 28, 2011.  We continue to note that Exhibit 10.1 refers to attachments of fund drawing application, and bill due and Exhibit 10.13 is missing attachment 2.  Please file these exhibits in their entirety.  In addition, please file Exhibits 10.1, 10.2 and 10.3 to the Form 8-K filed on November 22, 2010 in their entirety.  In addition, we note that Exhibit 10.2 is missing material terms, such as the period of adjustment, as set forth in Section 4.2.2.  Please file the exhibit in its entirety.

RESPONSE: Exhibit 10.1 to the Form 8-K and the Form 10-K has been filed in its entirety.  The “fund drawing application” referenced in Section XV of the Loan Contract between Longkong and the Bank of China, Yishui Branch, dated November 27, 2009 (the “Loan Contract”) is the page titled “RENMINBI DRAWDOWN NOTICE” attached as the second page after the signature page to the Loan Contract and before the guarantee contracts in the exhibit.  The “bill due” referenced in Section XV of the Loan Contract is the page titled “BOC Loan Recording Voucher” attached as the first page after the signature page to the Loan Contract and before the “fund drawing application” (“RENMINBI DRAWDOWN NOTICE”).

Exhibit 10.2 has been re-filed as an exhibit to the Form 8-K, now including an attachment that provides the fixed rate of interest on the loan.  When Longkong and the Industrial and Commercial Bank of China, Yishui Branch (“ICBC”) executed the loan agreement on January 20, 2010, an initial variable rate of interest of 6.372% was included in Section 4.2.2 of the loan agreement.  The parties continued to negotiate the terms of a fixed rate of interest for the loan upon Longkong receiving funds under the loan agreement.  On February 2, 2010, Longkong received the funds under the loan agreement pursuant to a note, which provides for a fixed rate of interest of 6.372%.  The loan note has been included in the re-filed Exhibit 10.2.

Exhibit 10.13 to the Form 8-K has been filed in its entirety.  There were two ways for Longkong to pay off the loan from ICBC: (i) Longkong could pay the scheduled payments directly to ICBC or (ii) Longkong could place funds in trust or escrow for purposes of making the scheduled payments when due.  Longkong made the scheduled payments directly to ICBC and did not place funds in trust or escrow.  The “Agreement of engaging payment” referenced in Section 9.2 of the loan agreement is a trust or escrow agreement that was not executed by the parties and not attached to the loan agreement.  Longkong does not have a copy of the form of trust or escrow agreement that would have been attached to the loan agreement had it decided to make payments in such manner.

Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K filed with the SEC on November 22, 2010 have been re-filed as Exhibits 10.54, 10.55 and 10.56, respectively, to the Form 10-K.

John Reynolds, Assistant Director
June 29, 2011

Exhibit 99.1

Financial Statements for the Years Ended December 31, 2009 and 2008

General

12. It appears you have restated the financial statements for the fiscal year ended December 31, 2008.  Please file an Item 4.02 Form 8-K related to this restatement or tell us why you are not required to file such form.

RESPONSE: A Current Report on Form 8-K containing Item 4.02 disclosure regarding the non-reliance on previously issued financial statements with respect to the financial statements of Long Fortune as of and for the fiscal year ended December 31, 2008 has been filed on June 27, 2011.  Such Current Report also includes Item 4.02 disclosure with respect to the financial statements of Long Fortune as of and for the fiscal year ended December 31, 2009, the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009, our financial statements as of and for the fiscal year ended December 31, 2010 and our financial statements as of March 31, 2011 and for the three months ended March 31, 2011 and 2010.

13. In connection with the comment above, please revise to clearly indicate your 2008 financial statements have been restated or tell us why such information is not necessary.

RESPONSE: The financial statements of Long Fortune as of and for the fiscal year ended December 31, 2008 included in Exhibit 99.1 to the Form 8-K have been revised to clearly indicate that the 2008 financial statements have been restated.

Report of Independent Registered Public Accounting Firm, page 2

14. Please advise your independent accountants to make reference to your restatements in their audit report.  Refer to AU 508.

RESPONSE: The audit opinion of Long Fortune’s and our independent registered public accounting firms included in Exhibit 99.1 to the Form 8-K and in Item 8 of our Form 10-K, respectively, have been revised to make reference to the restatement of the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 and our financial statements for the fiscal years ended December 31, 2010 and 2009.

Notes to Consolidated Financial Statements

12.           Restatements, page 19

15. In order to enhance an investor’s understanding, please disclose additional information related to adjustments (a) and (f).  Please include both the nature of the adjustment and the financial statement account that is impacted by the adjustment.

RESPONSE: Adjustments (a) and (f) in “Note 12. – Restatements” of Long Fortune’s financial statements as of and for the fiscal years ended December 31, 2009 and 2008 have been revised to read as follows to include additional information, including both the nature of the adjustment and the financial statement account that is impacted by the adjustment.

John Reynolds, Assistant Director
June 29, 2011

“(a) – Combination of the adjustments of advance payments to 2009 expense which includes approximately $38,100 in interest expense and $176,600 in operating expenses; cumulative effect of the prior period adjustments on this account of approximately $51,300; reclassification between other receivable and tax payable of approximately $87,900; and reclassification between other receivable and long term investment of approximately $39,100.

(f) – Accrual of current and prior period operating expenses.  As a result, costs and expenses increased by approximately $101,500 for the year ended December 31, 2009 and $51,500 for the year ended December 31, 2007.”

16. Please tell us your consideration of which fiscal years are impacted by the changes in your income tax accrual as disclosed in adjustment (b).  Specifically, please tell us why you determined you have no adjustments to prior year tax accruals.

RESPONSE: Adjustment (b) initially reflected adjustments to the income tax accrual for only the fiscal year ended December 31, 2009.  On June 23, 2011, our Board of Directors determined that a similar adjustment was needed for the fiscal year ended December 31, 2008 and all prior years since Longkong’s incorporation in 2004.  Adjustment (b) has been revised to read as follows to indicate that the adjustment reflects the accrual of income taxes at the PRC statutory income tax rate of 25% for the fiscal years ended December 31, 2009 and 2008 and of 33% for all prior years since Longkong’s incorporation in 2004.

“The Company accrued additional income taxes expense for the years ended December 31, 2009, 2008 and all prior years since Longkong’s incorporation in 2004 to reflect the statutory enterprise tax rate of 25% effective January 1, 2008 and 33% prior thereto.  The Company also recorded a deferred tax asset of $105,000 at December 31, 2009.”

Exhibit 99.2

Interim Financial Statements for the Nine Months Ended September 30, 2010 and 2009

General

17. Please revise your interim financial statements, as necessary, to address our comments above on your audited financial statements.

RESPONSE: The financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 filed as Exhibit 99.2 to the Form 8-K have been revised to reflect, as necessary, the Staff’s comments on the financial statements of Long Fortune as of and for the fiscal year ended December 31, 2009 and 2008.  Specifically, revisions made to the financial statements of Long Fortune as of and for the fiscal year ended December 31, 2008 have been carried through the interim financial statements.

18. Please label the financial statements for the year ended December 31, 2009, included in this exhibit, as restated.

RESPONSE: The balance sheet of Long Fortune for the fiscal year ended December 31, 2009 has been labeled as restated.

19. It appears you have restated your financial statements for the interim period ended September 30, 2010.  Please file an Item 4.02 Form 8-K related to the restatement or tell us why you are not required to file such form.

RESPONSE: Please see our response to Comment #12 above.

John Reynolds, Assistant Director
June 29, 2011

2.           Significant Accounting Policies

Revenue Recognition, page 7

20. Please tell us how you accounted for the revenue sharing arrangement with Fluorescent Lake.  In your response, please address how you considered the requirements of FASB ASC 605-25.  Please ensure to include your analysis of revenue allocation when tickets are sold at the Underground Canyon and when tickets are sold at Fluorescent Lake.  Additionally, please reconcile your analysis to the percentages allocated to each entity to the agreement filed as exhibit 10.52 of your Form 10-K filed April 15, 2011.

RESPONSE: We analyze the revenue sharing arrangement set forth in the Grand Canyon & Fluorescent Lake Full-Pass Distribution Agreement, dated as of February 10, 2010 (the “Revenue Sharing Agreement”), between Longkong and Yishui Underground Fluorescent Lake Travel Development Co., Ltd. (“Fluorescent Lake”) at the individual bundled pass level.  A bundled pass is for general access to our “Underground Grand Canyon” tourist destination and general access to the “Fluorescent Lake” tourist destination operated by Fluorescent Lake, a company controlled by the immediate family of Zhang Shanjiu, our Chairman, President and Chief Executive Officer.  Each bundled pass provides for same day admission to the Underground Grand Canyon and the Fluorescent Lake, which are in close proximity in Shandong Province, China.  Neither the Underground Grand Canyon nor the Fluorescent Lake sells bundled passes in advance.  Revenue from a bundled pass is recognized when a pass is sold and used.  Because the bundled pass expires if not used the same day it is sold to a visitor, neither company has any unfilled obligations at the end of the day the bundled pass is sold.  Accordingly, there are no unused, unexpired passes and therefore no deferred revenue at the end of an accounting period.  Further, we do not believe the revenue sharing arrangement pursuant to the Revenue Sharing Agreement has multiple elements and therefore FASB ASC 605-25 “Revenue Recognition – Multiple Element Arrangements” does not apply to the revenue sharing arrangement with Fluorescent Lake.

Our revenue recognition accounting policy in the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 and on page 65 of the Form 8-K has been revised to including the following information to clarify our accounting for bundled passes sold by the Underground Grand Canyon and the Fluorescent Lake.  In addition, the policy has been revised to add the amount of Renminbi to the revenue allocation percentages, which amount reconciles to the Revenue Sharing Agreement filed as Exhibit 10.52 to the Form 8-K and the Form 10-K.  Substantially similar disclosure has been added on page 60 of the Form 10-K to clarify our accounting for bundled passes sold by the Underground Grand Canyon and the Fluorescent Lake.

“Neither Longkong nor Fluorescent Lake sells bundled passes in advance.  Because the bundled pass expires if not used the same day it is sold to a visitor, neither company has any unfilled obligations at the end of the day the bundled pass is sold.  Accordingly, there are no used, unexpired passes and therefore no deferred revenue at September 30, 2010.”

Our revenue recognition accounting policy in our financial statements as of and for the fiscal years ended December 31, 2010 and 2009 has been revised to conform substantially to the language contained in the revenue recognition accounting policy in the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009.

21. We note your disclosure herein that revenue is recognized when tickets are used.  Show us where you have recorded deferred revenue for tickets to the Underground Canyon that were sold by Fluorescent Lake, but not used by September 30, 2010.

RESPONSE: Please see our response to Comment #20 above.

John Reynolds, Assistant Director
June 29, 2011

Form 10-K filed April 15, 2011

The Underground Grand Canyon, page 5

22. The disclosure on pages five, 11, and 50 talk about the steady increase in visitors, but does not discuss the decrease in visitors from 2010, as compared to 2009.  Please add disclosure.

RESPONSE: Please see our response to Comment #1 above.

Sales and Marketing, page 10

23. Please revise the disclosure on page 10 to clearly state the amount that was paid to the travel agents as a return pursuant to the cooperation agreement for the year ended December 31, 2010.

RESPONSE: The first bullet point under “Sales and Marketing” on page 10 of the Form 10-K has been revised to include the following to clarify that the entire amount earned by the travel agencies during the fiscal year ended December 31, 2010 was paid to such travel agencies by the end of February 2011.

“As of December 31, 2010, approximately $0.2 million in return was due the approximately 14 travel agencies that qualified for a return under the cooperation agreements, which amount was paid to the travel agencies by the end of February 2011.”

General

24. Please revise your Form 10-K, as appropriate, to address our comments above on your amended Form 8-K.

RESPONSE: Please see our response to Comments #1, #3, #5, #6, #7, #8, #10 and #20 above.

Item 9A  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 65

25. We note you concluded that your disclosure controls and procedures (DCP) were effective while your internal control over financial reporting (ICFR) were not effective at December 31, 2010.  Please note that ICFR plays a significant role in DCP.  As such, please tell us the factors you considered to support management’s conclusion that DCP was effective or amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your DCP as of the end of your fiscal year.

RESPONSE: The disclosure on pages 64 and 65 of the Form 10-K has been revised to read as follows to provide management’s reevaluation of our disclosure controls and procedures as of December 31, 2010 and to clarify that the reasons for our internal control over financial reporting not being effective as of December 31, 2010 were material weaknesses in our internal control over financial reporting.

John Reynolds, Assistant Director
June 29, 2011

“Evaluation of Disclosure Controls and Procedures

Our management maintains disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to provide reasonable assurance that the material information required to be disclosed by us in our periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer (our principal financial and accounting officer), to allow timely decisions regarding required disclosure.

As of December 31, 2010, our management, under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2010 as a result of the following material weaknesses identified in our internal control over financial reporting:

•	An absence of independence and financial expertise on our board of directors limiting its ability to provide effective oversight of our management;

•
Lack of sufficient accounting personnel at the Chinese operating company level with the experience and training to effectively address the U.S. GAAP accounting, financial reporting, internal control, and other regulatory compliance requirements of being a U.S. public company; and

•	Deficiency in the knowledge by our personnel responsible for our internal control over financial reporting and certain U.S. GAAP and SEC financial reporting principles.

In addition, management identified significant deficiencies with respect to the timely public reporting of events requiring such reporting.  These deficiencies caused us to file late certain Current Reports on Form 8-K.

Our management will continue to monitor and evaluate the effectiveness of our disclosure controls and procedures, as well as our internal control over financial reporting, on an ongoing basis, and is committed to taking action and implementing improvements, as necessary and as funds allow.  However, our management cannot guarantee that the measures to be taken will remediate the material weaknesses identified or that any additional material weaknesses or significant deficiencies will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting.

Notwithstanding the material weaknesses described above, our management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of our company is responsible for establishing and maintaining adequate internal control over financial reporting for our company.  Our internal control system was designed to, in general, provide reasonable assurance to our management and board regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

John Reynolds, Assistant Director
June 29, 2011

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  The framework used by management in making that assessment was the criteria set forth in the document entitled “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that assessment, our management has determined that as of December 31, 2010, our internal control over financial reporting was not effective for the purposes for which it is intended due to the following material weaknesses: (i) the conclusion that we needed to restate our financial statements for the fiscal year ended December 31, 2009; (ii) an absence of independence and financial expertise on the Board of Directors limiting its ability to provide effective oversight of our management; (iii) we lacked sufficient accounting personnel at the Chinese operating company level with the experience and training to effectively address the U.S. GAAP accounting, financial reporting, internal control, and other regulatory compliance requirements of being a U.S. public company; and (iv) deficiency in the knowledge by our personnel responsible for our internal control over financial reporting and certain U.S. GAAP and SEC financial reporting principles.

To remediate these identified material weaknesses, as financial conditions permit, we plan to:

•	Hire an English speaking Chief Financial Officer who has experience with U.S. public companies, U.S. GAAP and SEC rules and regulations; and

•
Hire additional, qualified accounting personnel at the Chinese operating company level to enhance our financial reporting competencies.  Our management will also continue to provide training to existing accounting personnel regarding our significant accounting policies and procedures.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.”

Management’s Annual Report on Internal Control Over Financial Reporting, page 65

26. We note you disclosed several reasons why you concluded your ICFR was not effective.  Please revise to clarify if such reasons were considered material weaknesses in your ICFR and provide your remediation plan for such weaknesses.  For additional information, refer to SEC Release 33-8810 which can be found at http://www.sec.gov/rules/interp/2007/33-8810.pdf.

RESPONSE: Please see our response to Comment #25 above.

Financial Statements

Notes to Financial Statements

Note 9 – Related Party Transactions, page F-17

27. In order to provide an investor with a better understanding, please provide detailed disclosure of your related party loans by party and due date, consistent with your presentation in prior periods.
RESPONSE: We believe such detailed disclosure is not necessary because all of the loans are due on demand and are interest-free, as indicated in the footnote disclosure in our financial statements as of and for the fiscal years ended December 31, 2010 and 2009.  The footnote disclosure aggregates all of the loans because the loans have the same terms (due on demand and interest-free); nonetheless, the footnote discloses the party to whom these loans were made.  We believe further disclosure of the detail of each loan would not provide meaningful additional information to our investors.  The one-year interest-bearing loans disclosed in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 were modified in early 2010 to be interest-free and due on demand.  Therefore, the detailed disclosure in Long Fortune’s financial statements as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 has been deleted and replaced with disclosure similar to that contained in our financial statements as of and for the fiscal years ended December 31, 2010 and 2009.

John Reynolds, Assistant Director
June 29, 2011

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K and the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K or the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Form 8-K, the Form 10-K or any of our responses to the Comment Letter, please do not hesitate to contact Jeffrey Rinde of Blank Rome LLP, our outside legal counsel, at (212) 885-5335 (fax (917) 332-3009).

Sincerely,

BTHC XV, INC.

By: /s/ Zhang Shanjiu
Zhang Shanjiu
Chairman, President and Chief Executive Officer

cc:	Timothy French, Blank Rome LLP ((215) 569-5394) (fax (215) 832-5394))